WOODSIDE

AUSTRALIAN ENERGY

02 APR 17 AM 11:

25 March 2002

02028504

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: <u>EXEMPTION FILE NO. 82.2280</u>

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Woodside appointing a new Chief Financial Officer lodged with the Australian Stock Exchange ("ASX") on 25 March 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 4/19

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000

82.2280

25 March 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WOODSIDE TO APPOINT NEW CHIEF FINANCIAL OFFICER

Bob Carroll, who is currently Woodside's Chief Financial Officer, has advised his intention to retire and Woodside is pleased to announce that Doug Bailey will be appointed to the position. He will commence with Woodside on 15 April 2002.

Doug was Chief Executive and Managing Director at Ashton Mining Limited until its takeover in 2001 and served previously for eight years as Ashton's Executive Director, Finance & Administration.

Woodside would like to acknowledge Bob Carroll's significant contribution to the Company spanning a period of 21 years. During this time Bob occupied a number of senior financial positions and has been Chief Financial Officer for the past five years.

ANTHONY NIARDONE
Asst. Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

25 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Woodside appointing a new Chief Financial Officer lodged with the Australian Stock Exchange ("ASX") on 25 March 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer